UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: September 28, 2007                   /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.                            #300-1055 West Hastings Street
                                                          Vancouver, BC  V6E 2E9
                                                             Phone: 604-688-4110
                                                             Fax:   604-688-4169









                        NOTICE OF MEETING AND RECORD DATE



TO:      All Applicable Securities Commissions
         TSX Venture Exchange


Pursuant to the requirements of National Instrument 54-101 in connection with the upcoming annual general meeting of the shareholders of CENTRASIA MINING CORP., the Company hereby provides the following notice:

1.  Meeting Date:                                         November 21, 2007
2.  Record Date:                                          October 17, 2007
3.  CUSIP Number:                                         15626R102
4.  Location:                                             Vancouver, BC
5.  Class of Securities Entitled to Receive Notice:       Common
6.  Class of Securities Entitled to Vote:                 Common
7.  Type of Meeting:                                      Annual General Meeting

DATED this 19th day of September, 2007.


                                                 ON BEHALF OF THE BOARD,


                                                 /s/ NICK DEMARE
                                                 ------------------------
                                                 Nick DeMare, Director




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